June 5, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Moves Headquarters to Warsaw, Poland

VANCOUVER, British Columbia, June 5, 2006 – Stream Communications Network and Media Inc. (OTCBB:SCNWF & FSE:TPJ), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, announced today plans to move its headquarters to Warsaw, Poland as of July 1st 2006 from its current base in Vancouver, Canada.

"The relocation of Stream’s headquarters to Warsaw is a testament to this managements’ effort in bringing efficiencies to our operations and building a strong Central European communications company. The head-office in Warsaw will bring together our top management of corporate, finance and marketing departments. Due to the geographical distances and time difference between Vancouver and Poland the decision making process was often complicated and caused delays. Based on many comments from our shareholders and investment community I am certain that this move will be received with enthusiasm and support,” said Iwona Kozak, President of Stream. “Until further changes in our corporate structure, the Vancouver office will be located at the same address and will function at a reduced size to serve our North American shareholders. We envisage that with time, as the company makes progress, the Vancouver office will be permanently moved to a more appropriate North American location.”

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Investor Relations:

Mike Young

AGORACOM Investor Relations

tel: 604-669-2826 toll free: 1-800-704-9649

http://www.agoracom.com/IR/StreamCommunicaitons

e-mail: mike.young@streamcn.com

SCNW@Agoracom.com

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.